Exhibit 99.43

NEWS RELEASE
January 27, 2020

#2020-01

Draft Environmental Impact Statement for Stibnite Gold Project Advancing to Completion

Interagency collaboration identifies recommended improvements to the Draft EIS

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX, “Midas Gold” or the “Company”) today announced, on behalf of its subsidiary Midas Gold Idaho, Inc. (“Midas Gold Idaho”), the United States Forest Service (“USFS”) and other regulators working on the Stibnite Gold Project (“Project”) have, following internal reviews, identified a number of recommended improvements to the Draft Environmental Impact Statement (“Draft EIS”) that is being prepared by the USFS as the lead agency. These recommended improvements to the Draft EIS will ultimately support a complete record of decision (“ROD”) at the conclusion of the permitting process. In order to meet this objective, Midas Gold Idaho has been advised by the USFS that it will be allocating additional expertise and resources from the region and other parts of the USFS to complete the Draft EIS in a timely and comprehensive manner. Midas Gold wants to ensure that the USFS releases the best plan possible for the redevelopment and restoration of the historical Stibnite Mining District and continues to promptly respond to regulators’ requests, so the USFS can incorporate these improvements into the Draft EIS in a timely and efficient manner. The USFS advised that it will update the release date for the Draft EIS in early February 2020 and will provide the revised project schedule in its quarterly Schedule of Proposed Actions update to be published on April 1, 2020.

“We are committed to ensuring that the public has access to the most accurate and complete information and analysis possible, including comprehensive discussion of the mitigation and restoration plans proposed by Midas Gold Idaho for this heavily impacted historic mine site. This will ensure that the public, agency, tribes and other stakeholder reviews and comments are well informed. A robust Draft EIS will allow the balance of the regulatory review to be completed in a timely and efficient manner,” said Stephen Quin, President & CEO of Midas Gold Corp. “Our team has always been committed to designing the best project possible and that is what needs to be reflected in the Draft EIS when it is released.” Midas Gold Idaho expects to see the Draft EIS released by the USFS within two to three months, subject to the USFS, which is preparing the Draft EIS, and concurrence of the cooperating agencies.

Joint Review Process

Seven federal, state and local agencies involved in permitting the Project signed the Stibnite Joint Review Process Memorandum of Understanding (“MOU”) in 2017, committing to work together to evaluate the Plan of Restoration and Operations (“PRO”) for the Stibnite Gold Project under NEPA. The MOU was designed so agencies could collaborate in the review and preparation of the EIS, meet the requirements of the public process and follow a mutually agreed upon schedule. Agency cooperation and collaboration remain key to the timeliness and completeness of the process.

Next Steps in the Regulatory Process

Once the Draft EIS is released, there will be a minimum of a 45-day public comment period as required by NEPA. Immediately following the public comment period, the USFS and cooperating agencies will respond to all comments and produce the final EIS and a draft ROD. Upon publication of the final EIS, there would be a period for objections and resolution before a final ROD is published. A positive final decision would allow Midas Gold Idaho to seek the issuance of the final permits that are dependent on the ROD being issued.

Early Actions for Environmental Improvements

The Stibnite Mining District has been heavily impacted by past mining activities over a span of almost 100 years. Most of the legacy impacts at site occurred during World War II, when the site was a critical supplier of strategic metals needed for the war effort, and well before environmental legislation existed. Notwithstanding that it has not operated on the site and is not responsible for the site’s legacy impacts, Midas Gold Idaho’s plan of restoration and operations incorporates a comprehensive view of what it will take to restore and redevelop the site and leave behind a functional ecosystem fully and permanently supportive of enhanced fish populations and cleaner water.

For the past two years, Midas Gold Idaho began working with regulators to develop a framework under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) to address historical legacy impacts at the site. Midas Gold Idaho is proposing some cleanup actions that, upon approval, could take place as early as this year that are designed to immediately improve water quality in a number of areas on the site while longer-term actions are being evaluated through the NEPA process. Such early actions would take place under a voluntary administrative order on consent (“AOC”) under CERCLA that would afford legal certainty for Midas Gold Idaho in performing any approved actions. Pursuant to a process that was agreed to late last year, drafts of the AOC and work plans for such early actions are currently under review by the Environmental Protection Agency (“EPA”), Idaho Department of Environmental Quality (“IDEQ”), Shoshone-Bannock Tribes, and USFS. An ancillary outcome of the AOC would be the opportunity to request the court for a stay, or to dismiss, the Clean Water Act litigation (see news release dated December 4, 2019). Under CERCLA and case law precedent, a Federal court has no jurisdiction over a pending Clean Water Act case where an AOC addresses both the same site and the same goals of the pending lawsuit.

Midas Gold Idaho continues to believe that the optimum solution for the site is for all stakeholders to work together to implement the comprehensive and permanent reclamation and restoration of the numerous legacy issues around the site, funded through cash flow from the redevelopment of the site as a modern mining operation. These early actions offer a concrete example of what such collaborative discussions can yield.

Stibnite Gold Project Permitting Background

A detailed presentation on the PRO can be found at www.midasgoldcorp.com. Details of previous news releases and technical studies can be found filed under Midas Gold’s profile on SEDAR (www.sedar.com) or at www.midasgoldcorp.com.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations (t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho

Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries, is focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including actions to be taken by the USFS, EPA, IDEQ, the State of Idaho, tribes and other state, federal and local government agencies and regulatory bodies; the timing and procedure for (i) incorporation of improvements into the Draft EIS, (ii) the joint review process, (iii) the CERCLA AOC and work plans with the EPA; and the actions to be taken with respect to litigation under the Clean Water Act, including its potential dismissal pursuant to a completed AOC. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "targeted", "complete", "comprehensive", "defensible", "ensure", "potential" and "robust", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Midas Gold has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the formal review process under NEPA (including a joint review process involving the USFS, the State of Idaho and other state, federal and local agencies and regulatory bodies) as well as the public comment period, EIS and ROD will proceed in a timely manner and as expected; that agency engagement, cooperation and collaboration as contemplated under the MOU will follow the mutually agreed upon schedule set out therein and proceed as expected and that all requisite information will be available in a timely manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Midas Gold to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the review process under NEPA; uncertainty surrounding input to be received pursuant to the public comment period; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the USFS, State of Idaho and other stated, federal and local agencies and regulatory bodies (including, but not limited to, future US government shutdowns); risks related to opposition to the Project including litigation involving the Nez Perce Tribe; risks related to the outcome of litigation and potential for delay of the Project, as well as those factors discussed in Midas Gold's public disclosure record. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.